Filed by MasTec, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject company: Infrastructure and Energy Alternatives, Inc.

Commission File No. 001-37796

Contact: J. Marc Lewis, Vice President-Investor Relations 305-406-1815 marc.lewis@mastec.com	800 S. Douglas Road, 12th Floor Coral Gables, Florida 33134 Tel: 305-599-1800 www.mastec.com

For Immediate Release

MasTec Announces Second Quarter 2022 Financial Results

Confirming Annual 2022 Guidance with Record Backlog

•	Second Quarter 2022 Revenue Increased Approximately 17% to $2.3 Billion Over the Same Quarter Last Year

•	GAAP Net Income of $16.3 Million, Adjusted EBITDA of $179 Million, Diluted Earnings Per Share of $0.20 and Adjusted Diluted Earnings Per Share of $0.73

•	Record 18-Month Backlog as of June 30, 2022 of $11.0 Billion, a Sequential Increase of $360 Million and a $1.8 Billion Increase Over the Same Quarter Last Year

Coral Gables, FL (August 4, 2022) — MasTec, Inc. (NYSE: MTZ) today announced 2022 second quarter financial results and its view for annual 2022 financial results, in line with previously announced guidance expectations.

Second quarter 2022 revenue increased approximately 17% to $2.3 billion, compared to $2.0 billion for the second quarter of 2021, driven by an approximately $600 million increase in non-Oil & Gas segment revenue, partially offset by an expected $300 million decrease in the Oil & Gas segment revenue. GAAP net income was $16.3 million, or $0.20 per diluted share, compared to net income of $75.8 million, or $1.02 per diluted share, in the second quarter of 2021.

Second quarter 2022 adjusted net income and adjusted diluted earnings per share, both non-GAAP measures, were $56.0 million and $0.73, respectively, as compared to adjusted net income and adjusted diluted earnings per share of $96.0 million and $1.29, respectively, in the second quarter of 2021. Second quarter 2022 adjusted EBITDA, also a non-GAAP measure, was $179 million, compared to $229 million in the second quarter of 2021. The Company’s second quarter performance is in line with previously communicated guidance expectations and reflects acquisition integration efforts, inflation pressures on costs, as well as a significant shift in 2022 operations to non-Oil & Gas segments.

18-month backlog as of June 30, 2022 was a record $11.0 billion, an increase of 20% compared to last year’s second quarter backlog, and also a $360 million sequential increase from the 2022 first quarter backlog level. Backlog as of June 30, 2022 was a record in all non-Oil & Gas segments for the second quarter comparable periods, further evidencing the significant shift in business mix occurring during 2022.

Adjusted net income, adjusted diluted earnings per share, and adjusted EBITDA, which are all non-GAAP measures, exclude certain items that are detailed and reconciled to the most comparable GAAP-reported measures in the attached Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures.

Jose Mas, MasTec’s Chief Executive Officer, commented, “While inflationary cost pressures and select execution issues are making 2022 a challenging year, we strongly believe that 2022 will mark an important inflection point for MasTec with a significant expansion of resources, scale and service capabilities in renewable power generation and power grid infrastructure as the nation transitions its power infrastructure to carbon neutral sources. This opportunity, coupled with infrastructure required to support the 5G wireless network transition and expanding trends in civil and pipeline infrastructure, provide MasTec with unprecedented growth opportunities over the next decade.”

Mr. Mas continued, “With the INTREN and Henkels & McCoy acquisitions in 2021 and the recently announced Infrastructure and Energy Alternatives, Inc. ( IEA) acquisition, which is currently expected to close in late fourth quarter 2022, we have made significant strategic investments over the past year that position MasTec with a compelling and complete suite of services to support long-term end market needs in renewable energy generation and power delivery. As we complete 2022 integration activities and look towards 2023, we anticipate significant opportunity for revenue growth and operating profit expansion.”

Mr. Mas concluded, “I’d like to once again thank the men and women of MasTec for their dedication and commitment and I look forward to welcoming the almost 6,000 IEA team members as we close out 2022. With our portfolio now in place, our focus turns to the deployment and execution of what we believe will be a significant opportunity for healthy long-term sustainable growth.”

George Pita, MasTec’s Executive Vice President and Chief Financial Officer, noted, “We expect strong free cash flow during the second half of 2022, with lower levels of capital expenditures and material purchases, as we accelerated purchases during the second quarter in order to address supply chain and cost issues. As we look towards completing the IEA acquisition later this year, we remain committed to maintaining a strong balance sheet supportive of our Investment Grade rating.”

Based on the information available today, the Company is providing third quarter and full year 2022 guidance, which excludes any potential effect from the IEA acquisition. The Company currently expects full year 2022 revenue to approximate $9.2 billion. 2022 full year GAAP net income and diluted earnings per share are expected to approximate $95 million and $1.24, respectively. Full year 2022 adjusted EBITDA is expected to be approximately $750 million and adjusted diluted earnings per share is expected to be $3.09.

For the third quarter of 2022, the Company expects revenue of approximately $2.55 billion. Third quarter 2022 GAAP net income is expected to approximate $65 million, with GAAP diluted earnings per share expected to be $0.86. Third quarter 2022 adjusted EBITDA is expected to approximate $245 million or 9.6% of revenue, with adjusted diluted earnings per share expected to be $1.29.

Management will hold a conference call to discuss these results on Friday, August 5, 2022 at 9:00 a.m. Eastern Time. The call-in number for the conference call is (313) 209-7315 or (800) 263-0877 and the replay phone number is (719) 457-0820 with a pass code of 7462783. The replay will be available for 30 days. Additionally, the call will be broadcast live over the Internet and can be accessed and replayed through the Investors section of the Company’s website at www.mastec.com.

The following tables set forth the financial results for the periods ended June 30, 2022 and 2021:

Consolidated Statements of Operations

(unaudited - in thousands, except per share information)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$2,301,792	$1,962,658	$4,256,192	$3,738,082
Costs of revenue, excluding depreciation and amortization	2,028,111	1,675,232	3,761,427	3,189,091
Depreciation	87,001	87,501	172,195	166,766
Amortization of intangible assets	27,673	19,923	53,263	31,170
General and administrative expenses	133,785	81,503	279,175	152,093
Interest expense, net	19,387	13,829	35,428	26,288
Equity in earnings of unconsolidated affiliates, net	(6,587)	(7,525)	(13,364)	(14,871)
Other income, net	(5,825)	(10,632)	(2,071)	(10,711)

Income (loss) before income taxes	$18,247	$102,827	$(29,861)	$198,256
(Provision for) benefit from income taxes	(1,992)	(27,062)	11,157	(56,379)

Net income (loss)	$16,255	$75,765	$(18,704)	$141,877

Net income attributable to non-controlling interests	43	314	62	777

Net income (loss) attributable to MasTec, Inc.	$16,212	$75,451	$(18,766)	$141,100

Earnings (loss) per share:
Basic earnings (loss) per share	$0.22	$1.04	$(0.25)	$1.95

Basic weighted average common shares outstanding	74,445	72,501	74,615	72,470

Diluted earnings (loss) per share	$0.20	$1.02	$(0.27)	$1.91

Diluted weighted average common shares outstanding	75,537	73,976	74,647	73,913

Consolidated Balance Sheets

(unaudited - in thousands)

	June 30, 2022	December 31, 2021
Assets
Current assets	$3,057,222	$2,873,954
Property and equipment, net	1,571,828	1,436,087
Operating lease right-of-use assets	254,808	260,410
Goodwill, net	1,484,600	1,520,575
Other intangible assets, net	664,994	670,280
Other long-term assets	371,234	360,087

Total assets	$7,404,686	$7,121,393

Liabilities and Equity
Current liabilities	$1,897,690	$1,784,598
Long-term debt, including finance leases	2,118,084	1,876,233
Long-term operating lease liabilities	176,549	176,378
Deferred income taxes	470,786	450,361
Other long-term liabilities	256,635	289,962
Total equity	2,484,942	2,543,861

Total liabilities and equity	$7,404,686	$7,121,393

Consolidated Statements of Cash Flows

(unaudited - in thousands)

	For the Six Months Ended June 30,
	2022	2021
Net cash provided by operating activities	$1,541	$349,342
Net cash used in investing activities	(220,021)	(676,114)
Net cash (used in) provided by financing activities	(2,984)	140,838
Effect of currency translation on cash	(343)	87

Net decrease in cash and cash equivalents	(221,807)	(185,847)

Cash and cash equivalents - beginning of period	$360,736	$423,118

Cash and cash equivalents - end of period	$138,929	$237,271

Note: Liquidity is defined as cash plus availability under our credit facilities.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Segment Information	2022	2021	2022	2021
Revenue by Reportable Segment
Communications	$822.0	$630.4	$1,486.2	$1,199.0
Clean Energy and Infrastructure	494.5	481.5	930.4	831.9
Oil and Gas	341.2	621.4	552.2	1,346.9
Power Delivery	646.5	232.5	1,296.9	366.0
Other	0.0	0.0	0.0	0.0
Eliminations	(2.4)	(3.1)	(9.5)	(5.7)
Corporate	—	—	—	—

Consolidated revenue	$2,301.8	$1,962.7	$4,256.2	$3,738.1

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Adjusted EBITDA by Reportable Segment
EBITDA	$152.3	$224.1	$231.0	$422.5
Non-cash stock-based compensation expense (a)	6.8	6.1	13.2	11.6
Acquisition and integration costs (b)	12.5	—	26.1	—
Bargain purchase gain (a)	(0.2)	—	(0.2)	—
(Gains) losses, net, on fair market value of investment (a)	7.1	(1.0)	7.1	—

Adjusted EBITDA	$178.5	$229.2	$277.2	$434.1

Reportable Segment:
Communications	$85.3	$72.7	$126.5	$121.5
Clean Energy and Infrastructure	(5.2)	15.6	5.6	26.4
Oil and Gas	64.1	138.1	87.6	305.7
Power Delivery	48.4	9.3	101.5	12.9
Other	7.4	8.3	14.4	15.8
Corporate	(21.5)	(14.8)	(58.4)	(48.2)

Adjusted EBITDA	$178.5	$229.2	$277.2	$434.1

(a)

Non-cash stock-based compensation expense, bargain purchase gain from a fourth quarter 2021 acquisition, and gains or losses on the fair market value of our investment in AVCT are included within Corporate results.

(b)

Power Delivery, Communications, Oil and Gas and Corporate results include acquisition and integration costs of $7.0 million, $1.1 million, $1.4 million and $3.0 million, respectively, for the three month period ended June 30, 2022, and include $14.1 million, $1.9 million, $3.3 million and $6.8 million, respectively, for the six month period ended June 30, 2022.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Adjusted EBITDA Margin by Reportable Segment
EBITDA Margin	6.6%	11.4%	5.4%	11.3%
Non-cash stock-based compensation expense (a)	0.3%	0.3%	0.3%	0.3%
Acquisition and integration costs (b)	0.5%	—%	0.6%	—%
Bargain purchase gain (a)	(0.0)%	—%	(0.0)%	—%
(Gains) losses, net, on fair market value of investment (a)	0.3%	(0.0)%	0.2%	—%

Adjusted EBITDA margin	7.8%	11.7%	6.5%	11.6%

Reportable Segment:
Communications	10.4%	11.5%	8.5%	10.1%
Clean Energy and Infrastructure	(1.1)%	3.2%	0.6%	3.2%
Oil and Gas	18.8%	22.2%	15.9%	22.7%
Power Delivery	7.5%	4.0%	7.8%	3.5%
Other	NM	NM	NM	NM
Corporate	—	—	—	—

Adjusted EBITDA margin	7.8%	11.7%	6.5%	11.6%

NM - Percentage is not meaningful

Note: The Communications, Clean Energy and Infrastructure, and Power Delivery segments represent the “non-Oil & Gas” segments.

(a)

Non-cash stock-based compensation expense, bargain purchase gain from a fourth quarter 2021 acquisition, and gains or losses on the fair market value of our investment in AVCT are included within Corporate results.

(b)

Power Delivery, Communications, Oil and Gas and Corporate results include acquisition and integration costs of $7.0 million, $1.1 million, $1.4 million and $3.0 million, respectively, for the three month period ended June 30, 2022, and include $14.1 million, $1.9 million, $3.3 million and $6.8 million, respectively, for the six month period ended June 30, 2022.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
EBITDA and Adjusted EBITDA Reconciliation
Net income (loss)	$16.3	$75.8	$(18.7)	$141.9
Interest expense, net	19.4	13.8	35.4	26.3
Provision for (benefit from) income taxes	2.0	27.1	(11.2)	56.4
Depreciation	87.0	87.5	172.2	166.8
Amortization of intangible assets	27.7	19.9	53.3	31.2

EBITDA	$152.3	$224.1	$231.0	$422.5

Non-cash stock-based compensation expense	6.8	6.1	13.2	11.6
Acquisition and integration costs	12.5	—	26.1	—
Bargain purchase gain	(0.2)	—	(0.2)	—
(Gains) losses, net, on fair market value of investment	7.1	(1.0)	7.1	—

Adjusted EBITDA	$178.5	$229.2	$277.2	$434.1

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
EBITDA and Adjusted EBITDA Margin Reconciliation
Net income (loss)	0.7%	3.9%	(0.4)%	3.8%
Interest expense, net	0.8%	0.7%	0.8%	0.7%
Provision for (benefit from) income taxes	0.1%	1.4%	(0.3)%	1.5%
Depreciation	3.8%	4.5%	4.0%	4.5%
Amortization of intangible assets	1.2%	1.0%	1.3%	0.8%

EBITDA margin	6.6%	11.4%	5.4%	11.3%

Non-cash stock-based compensation expense	0.3%	0.3%	0.3%	0.3%
Acquisition and integration costs	0.5%	—%	0.6%	—%
Bargain purchase gain	(0.0)%	—%	(0.0)%	—%
(Gains) losses, net, on fair market value of investment	0.3%	(0.0)%	0.2%	—%

Adjusted EBITDA margin	7.8%	11.7%	6.5%	11.6%

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Adjusted Net Income Reconciliation
Net income	$16.3	$75.8	$(18.7)	$141.9
Non-cash stock-based compensation expense	6.8	6.1	13.2	11.6
Amortization of intangible assets	27.7	19.9	53.3	31.2
Acquisition and integration costs	12.5	—	26.1	—
Income tax effect of adjustments (a)	(14.2)	(5.5)	(26.8)	(7.0)
Bargain purchase gain	(0.2)	—	(0.2)	—
(Gains) losses, net, on fair value of investment	7.1	(1.0)	7.1	—
Statutory tax rate effects (b)	—	0.7	—	1.2

Adjusted net income	$56.0	$96.0	$54.0	$178.8

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Adjusted Diluted Earnings per Share Reconciliation
Diluted earnings per share	$0.20	$1.02	$(0.27)	$1.91
Non-cash stock-based compensation expense	0.09	0.08	0.17	0.16
Amortization of intangible assets	0.37	0.27	0.70	0.42
Acquisition and integration costs	0.17	—	0.34	—
Income tax effect of adjustments (a)	(0.19)	(0.07)	(0.35)	(0.10)
Bargain purchase gain	(0.00)	—	(0.00)	—
(Gains) losses, net, on fair value of investment	0.09	(0.01)	0.09	—
Statutory tax rate effects (b)	—	0.01	—	0.02

Adjusted diluted earnings per share	$0.73	$1.29	$0.70	$2.41

(a)

Represents the tax effect of the adjusted items that are subject to tax, including the tax effects of non-cash stock-based compensation expense. Tax effects are determined based on the tax treatment of the related item, the incremental statutory tax rate of the jurisdictions pertaining to the adjustment, and their effect on pre-tax income.

(b)	For the three and six month periods ended June 30, 2021, includes the effect of changes in certain state tax rates.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	Guidance for the Three Months Ended September 30, 2022 Est.	For the Three Months Ended September 30, 2021
EBITDA and Adjusted EBITDA Reconciliation
Net income	$65	$112.5
Interest expense, net	24	13.1
Provision for income taxes	24	27.6
Depreciation	91	95.4
Amortization of intangible assets	27	23.4

EBITDA	$231	$271.8

Non-cash stock-based compensation expense	7	6.1
Acquisition and integration costs	7	—
(Gains) losses, net, on fair market value of investment	—	6.9

Adjusted EBITDA	$245	$284.8

	Guidance for the Three Months Ended September 30, 2022 Est.	For the Three Months Ended September 30, 2021
EBITDA and Adjusted EBITDA Margin Reconciliation
Net income	2.6%	4.7%
Interest expense, net	0.9%	0.5%
Provision for income taxes	0.9%	1.1%
Depreciation	3.6%	4.0%
Amortization of intangible assets	1.1%	1.0%

EBITDA margin	9.0%	11.3%

Non-cash stock-based compensation expense	0.3%	0.3%
Acquisition and integration costs	0.3%	—%
(Gains) losses, net, on fair market value of investment	—%	0.3%

Adjusted EBITDA margin	9.6%	11.8%

	Guidance for the Three Months Ended September 30, 2022 Est.	For the Three Months Ended September 30, 2021

Adjusted Net Income Reconciliation
Net income	$65	$112.5
Non-cash stock-based compensation expense	7	6.1
Amortization of intangible assets	27	23.4
Acquisition and integration costs	7	—
(Gains) losses, net, on fair market value of investment	—	6.9
Income tax effect of adjustments (a)	(9)	(7.7)
Statutory tax rate effects (b)	—	—

Adjusted net income	$97	$141.0

(a)

Represents the tax effect of the adjusted items that are subject to tax, including the tax effects of non-cash stock-based compensation expense. Tax effects are determined based on the tax treatment of the related item, the incremental statutory tax rate of the jurisdictions pertaining to the adjustment, and their effect on pre-tax income.

(b)	For the three month period ended September 30, 2021, includes the effect of changes in certain state tax rates.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	Guidance for the Three Months Ended September 30, 2022 Est.	For the Three Months Ended September 30, 2021
Adjusted Diluted Earnings per Share Reconciliation
Diluted earnings per share	$0.86	$1.50
Non-cash stock-based compensation expense	0.09	0.08
Amortization of intangible assets	0.36	0.32
Acquisition and integration costs	0.09	—
(Gains) losses, net, on fair market value of investment	—	0.09
Income tax effect of adjustments (a)	(0.11)	(0.10)
Statutory tax rate effects (b)	—	—

Adjusted diluted earnings per share	$1.29	$1.89

(a)

Represents the tax effect of the adjusted items that are subject to tax, including the tax effects of non-cash stock-based compensation expense. Tax effects are determined based on the tax treatment of the related item, the incremental statutory tax rate of the jurisdictions pertaining to the adjustment, and their effect on pre-tax income.

(b)	For the three month period ended September 30, 2021, includes the effect of changes in certain state tax rates.

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	Guidance for the Year Ended December 31, 2022 Est.	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
EBITDA and Adjusted EBITDA Reconciliation
Net income	$95	$330.7	$322.7
Interest expense, net	84	53.4	59.6
Provision for income taxes	32	99.3	102.5
Depreciation	356	345.6	258.8
Amortization of intangible assets	110	77.2	38.9

EBITDA	$676	$906.3	$782.5

Non-cash stock-based compensation expense	27	24.8	21.9
Loss on extinguishment of debt	—	—	5.6
Acquisition and integration costs	40	3.6	—
Bargain purchase gain	(0)	(3.5)	—
(Gains) losses, net, on fair market value of investment	7	7.8	(10.1)

Adjusted EBITDA	$750	$939.1	$799.9

	Guidance for the Year Ended December 31, 2022 Est.	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
EBITDA and Adjusted EBITDA Margin Reconciliation
Net income	1.0%	4.2%	5.1%
Interest expense, net	0.9%	0.7%	0.9%
Provision for income taxes	0.3%	1.2%	1.6%
Depreciation	3.9%	4.3%	4.1%
Amortization of intangible assets	1.2%	1.0%	0.6%

EBITDA margin	7.4%	11.4%	12.4%

Non-cash stock-based compensation expense	0.3%	0.3%	0.3%
Loss on extinguishment of debt	—%	—%	0.1%
Acquisition and integration costs	0.4%	0.0%	—%
Bargain purchase gain	(0.0)%	(0.0)%	—%
(Gains) losses, net, on fair market value of investment	0.1%	0.1%	(0.2)%

Adjusted EBITDA margin	8.2%	11.8%	12.7%

Supplemental Disclosures and Reconciliation of Non-GAAP Disclosures

(unaudited - in millions, except for percentages and per share information)

	Guidance for the Year Ended December 31, 2022 Est.	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Adjusted Net Income Reconciliation
Net income	$95	$330.7	$322.7
Non-cash stock-based compensation expense	27	24.8	21.9
Amortization of intangible assets	110	77.2	38.9
Loss on extinguishment of debt	—	—	5.6
Acquisition and integration costs	40	3.6	—
Bargain purchase gain	(0)	(3.5)	—
(Gains) losses, net, on fair market value of investment	7	7.8	(10.1)
Income tax effect of adjustments (a)	(44)	(27.4)	(12.7)
Statutory tax rate effects (b)	—	6.7	2.5

Adjusted net income	$235	$420.0	$368.9

	Guidance for the Year Ended December 31, 2022 Est.	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Adjusted Diluted Earnings per Share Reconciliation
Diluted earnings per share	$1.24	$4.45	$4.38
Non-cash stock-based compensation expense	0.36	0.34	0.30
Amortization of intangible assets	1.46	1.04	0.53
Loss on extinguishment of debt	—	—	0.08
Acquisition and integration costs	0.53	0.05	—
Bargain purchase gain	(0.00)	(0.05)	—
(Gains) losses, net, on fair market value of investment	0.09	0.11	(0.14)
Income tax effect of adjustments (a)	(0.59)	(0.37)	(0.17)
Statutory tax rate effects (b)	—	0.09	0.03

Adjusted diluted earnings per share	$3.09	$5.65	$5.01

(a)

Represents the tax effect of the adjusted items that are subject to tax, including the tax effects of non-cash stock-based compensation expense. Tax effects are determined based on the tax treatment of the related item, the incremental statutory tax rate of the jurisdictions pertaining to the adjustment, and their effect on pre-tax income.

(b)	For the years ended December 31, 2021 and 2020, includes the effect of changes in state tax rates.

The tables may contain slight summation differences due to rounding.

MasTec, Inc. is a leading infrastructure construction company operating mainly throughout North America across a range of industries. The Company’s primary activities include the engineering, building, installation, maintenance and upgrade of communications, energy and utility and other infrastructure, such as: power delivery services, including transmission and distribution, wireless, wireline/fiber and customer fulfillment activities; power generation, primarily from clean energy and renewable sources; pipeline infrastructure, including natural gas pipeline and distribution infrastructure; heavy civil; and industrial infrastructure. MasTec’s customers are primarily in these industries. The Company’s corporate website is located at www.mastec.com. The Company’s website should be considered as a recognized channel of distribution, and the Company may periodically post important, or supplemental, information regarding contracts, awards or other related news and webcasts on the Events & Presentations page in the Investors section therein.

Additional Information and Where to Find It:

This communication may be deemed to relate to a proposed acquisition of Infrastructure & Energy Alternatives, Inc. (IEA) by MasTec, Inc. (MasTec). In connection with the proposed acquisition, MasTec and IEA intend to file relevant materials with the Securities and Exchange Commission (SEC), including a Registration Statement on Form S-4 to be filed by MasTec that will include a preliminary proxy statement of IEA and also constitute a prospectus with respect to the shares of common stock of MasTec to be issued in the proposed transaction. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. IEA will deliver the definitive proxy statement to its stockholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MasTec (when they become available) may be obtained free of charge at MasTec’s website at MasTec.com. Copies of documents filed with the SEC by IEA (when they become available) may be obtained free of charge on IEA’s website at iea.net.

Participants in the Solicitation:

IEA and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of IEA stockholders in connection with the proposed transaction and their interests in the transaction will be set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding IEA’s executive officers and directors is included in IEA’s annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 7, 2022 and IEA’s proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 23, 2022. These documents may be obtained free of charge at the SEC’s website, www.sec.gov, or IEA’s website, iea.net.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements include, but are not limited to, statements relating to expectations regarding the future financial and operational performance of MasTec or IEA; the projected impact and benefits of IEA on MasTec’s operating or financial results; expectations regarding MasTec’s or IEA’s business or financial outlook; expectations regarding MasTec’s plans, strategies and opportunities; expectations regarding opportunities, technological developments, competitive positioning, future economic conditions and other trends in particular markets or industries; the potential strategic benefits and synergies expected from the acquisition of IEA; the development of and opportunities with respect to future projects, including renewable and other projects designed to support transition to a carbon-neutral economy; MasTec’s ability to successfully integrate the operations of IEA; the expected closing of, and financing sources for, the acquisition of IEA; the impact of inflation on MasTec’s costs and the ability to recover increased costs, as well as other statements reflecting expectations, intentions, assumptions or beliefs about future events and other statements that do not relate strictly to historical or current facts. These statements are based on currently available operating, financial, economic and other information, and are subject to a number of significant risks and uncertainties. A variety of factors in addition to those mentioned above, many of which are beyond our control, could cause actual future results to differ materially from those projected in the forward-looking statements. Other factors that might cause such a difference include, but are not limited to: risks related to completed or potential acquisitions, including the acquisition of Henkels & McCoy Group, Inc., as well as the ability to identify suitable acquisition or strategic investment opportunities, to integrate acquired businesses within expected timeframes and to achieve the revenue, cost savings and earnings levels from such acquisitions at or above the levels projected, including the risk of potential asset impairment charges and write-downs of goodwill; risks related to the impact of inflation on costs as well as economic activity, customer demand and interest rates, risks related to adverse effects of health epidemics and pandemics or other outbreaks of communicable diseases, such as the COVID-19 pandemic, including its effect on supply chain or inflationary issues, as well as, the potential effects of related health mandates and recommendations; market conditions, technological developments, regulatory or policy changes, including permitting processes and tax incentives that affect us or our customers’ industries; the effect of federal, local, state, foreign or tax legislation and other regulations affecting the industries we serve and related projects and expenditures; the effect on demand for our services of changes in the amount of capital expenditures by our customers due to, among other things, economic conditions, including potential adverse effects of public health issues, such as the COVID-19 pandemic on economic activity generally, the availability and cost of financing, and customer consolidation in the industries we serve; activity in the industries we serve and the impact on our customers’ expenditure levels caused by fluctuations in commodity prices, including for oil, natural gas, electricity and other energy sources; our ability to manage projects effectively and in accordance with our estimates, as well as our ability to accurately estimate the costs associated with our fixed price and other contracts, including any material changes in estimates for completion of projects and estimates of the recoverability of change orders; the timing and extent of fluctuations in operational, geographic and weather factors affecting our customers, projects and the industries in which we operate; the highly competitive nature of our industry and the ability of our customers, including our largest customers, to terminate or reduce the amount of work, or in some cases, the prices paid for services, on short or no notice under our contracts, and/or customer disputes related to our performance of services and the resolution of unapproved change orders; our dependence on a limited number of customers and our ability to replace non-recurring projects with new projects; the effect of state and federal regulatory initiatives, including costs of compliance with existing and potential future safety and environmental requirements, including with respect to climate change; risks associated with potential environmental issues and other hazards from our operations; disputes with, or failures of, our subcontractors to deliver agreed-upon supplies or services in a timely fashion, and the risk of being required to pay our subcontractors even if our customers do not pay us; risks related to our strategic arrangements, including our equity investments; any exposure resulting from system or information technology interruptions or data security breaches; any material changes in estimates for legal costs or case settlements or adverse determinations on any claim, lawsuit or proceeding; the adequacy of our insurance, legal and other reserves; the outcome of our plans for future operations, growth and services, including business development efforts, backlog, acquisitions and dispositions; our ability to maintain a workforce based upon current and anticipated workloads; our ability to attract and retain qualified personnel, key management and skilled employees, including from acquired businesses, and our ability to enforce any noncompetition agreements; fluctuations in fuel, maintenance, materials, labor and other costs; risks associated with volatility of our stock price or any dilution or stock price volatility that shareholders may experience in connection with shares we may issue as consideration for earn-out obligations or as purchase consideration in connection with past or future acquisitions, or as a result of other stock issuances; restrictions imposed by our credit facility, senior notes and any future loans or securities; our ability to obtain performance and surety bonds; risks related to our operations that employ a unionized workforce, including labor availability, productivity and relations, as well as risks associated with multiemployer union pension plans, including underfunding and withdrawal liabilities; risks associated with operating in or expanding into additional international markets, including risks from fluctuations in foreign currencies, foreign labor and general business conditions and risks from failure to comply with laws applicable to our foreign activities and/or governmental policy uncertainty; a small number of our existing shareholders have the ability to influence major corporate decisions; as well as other risks detailed in our filings with the Securities and Exchange

Commission. We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. These and other risks are detailed in our filings with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this press release to reflect future events or circumstances, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.